UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2014

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the First Quarter of Fiscal Year 2014

BEIJING, China, June 13, 2014 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the first quarter of fiscal year 2014, ended March 31, 2014.

First Quarter 2014 Highlights (1)

•                      The Company generated substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Shanghai Shengyue Advertising Ltd. (“Shengyue”), a company formerly wholly owned by Shanda Interactive, pursuant to which Shengyue acted as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources.

•                      GAAP net loss was US$4.41 million (RMB27.43 million), as compared to a net loss of US$26.78 million in the fourth quarter of 2013 and US$1.67 million in the first quarter of 2013. Non-GAAP net loss, which the Company defines as net loss excluding expenses (benefits) associated with share-based compensation, was US$4.17 million (RMB25.94 million) in the first quarter of 2014, as compared to non-GAAP net loss of US$25.57 million in the fourth quarter of 2013 and US$2.32 million in the first quarter of 2013.

•                      Basic and diluted loss per ADS was US$0.09 (RMB0.58) in the first quarter of 2014, as compared to US$0.57 in the fourth quarter of 2013 and US$0.04 in the first quarter of 2013.

•                      Cash and cash equivalents were US$4.45 million (RMB27.65 million) as of March 31, 2014.

•                      Net cash provided by operating activities was US$2.50 million (RMB15.55 million) in the first quarter of 2014, as compared to net cash used in operating activities of US$4.46 million in the fourth quarter of 2013 and net cash used in operating activities of US$2.27 million in the first quarter of 2013.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2164, representing the noon buying rate as of March 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on March 31, 2014, or at any other rate.

“It’s my pleasure to announce Ku6’s earnings release of first quarter of 2014.” Mr. Xudong Xu, Chief Executive Officer of Ku6 Media, commented. “In the first quarter of 2014, Ku6 Media experienced a very difficult time because of the big operational adjustment and uncertainty of cash flow. In order to turn around the situation, we have established partnership with Qinhe and entered new advertising agreement with advertising agent to try to improve the cash collection. We also have adopted a plan to reduce our headcount and have taken other cost reduction measures, including reduce infrastructure costs and content acquisition costs, to reduce our operational cash outflows. In the mean time, we have been actively seeking additional financing.”

First Quarter 2014 Financial Results

Total revenues were US$2.81 million (RMB17.44 million) in the first quarter of 2014, representing a decrease of 13.7% from US$3.25 million in the fourth quarter of 2013 and a decrease of 8.5% from US$3.07 million in the first quarter of 2013.

In the second quarter of 2011, the Company started to generate advertising revenues primarily from performance advertising services using a system called Application Advertisement (“AA”). Performance advertising revenue is realized through Shengyue, an advertising agent which until March 31, 2014 was under the common control of Shanda Interactive Entertainment Limited, the Company’s majority shareholder at that time. The Company generated 96.3% of total revenues in the first quarter of 2014 through this advertising agent, as compared to 96.0% of total revenues in the fourth quarter of 2013.

Cost of revenues was US$3.94 million (RMB24.50 million) in the first quarter of 2014, representing a decrease of 25.1% from US$5.26 million in the fourth quarter of 2013 and an increase of 25.8% from US$3.13 million in the first quarter of 2013. The increase in cost of revenues as compared to the fourth quarter of 2013 was primarily due to the video production costs incurred for the UGC Entertainment Awards Ceremony held by the Company in Beijing in December 2013.

Gross loss was US$1.14 million (RMB7.06 million) in the first quarter of 2014, as compared to a gross loss of US$2.01 million in the fourth quarter of 2013 and a gross loss of US$0.07 million in the first quarter of 2013. Non-GAAP gross loss, which is herein defined as a gross loss excluding expenses (benefits) associated with share-based compensation, was US$1.10 million (RMB6.83 million) in the first quarter of 2014, as compared to a non-GAAP gross loss of US$1.66 million in the fourth quarter of 2013 and a non-GAAP gross loss of US$0.26 million in the first quarter of 2013.

Operating expenses were US$3.59 million (RMB22.29 million) in the first quarter of 2014, representing a decrease of 88.4% from US$30.93 million in the fourth quarter of 2013 and an increase of 58.0% from US$2.27 million in the first quarter of 2013. Non-GAAP operating expenses, which is herein defined as operating expenses excluding expenses (benefits) associated with share-based compensation, were US$3.38 million (RMB20.02 million) in the first quarter of 2014, as compared to non-GAAP operating expenses of US$30.07 million in the fourth quarter of 2013 and US$2.72 million in the first quarter of 2013. The decrease in operating expenses as compared to the fourth quarter of 2013 was mainly attributable to the impairment charges of US$6.23 million and US$20.99 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, in the fourth quarter of 2013.

Operating loss was US$4.72 million (RMB29.34 million) in the first quarter of 2014, representing an decrease of 85.7% from US$32.94 million in the fourth quarter of 2013 and an increase of 102.2% from US$2.33 million in the first quarter of 2013. Non-GAAP operating loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$4.48 million (RMB27.85 million) in the first quarter of 2014, as compared to the non-GAAP operating loss of US$31.73 million in the fourth quarter of 2013 and US$2.98 million in the first quarter of 2013.

Net loss was US$4.41 million (RMB27.43 million) in the first quarter of 2014, representing a decrease of 83.5% from US$26.78 million in the fourth quarter of 2013 and an increase of 163.9% from US$1.67 million in the first quarter of 2013. Non-GAAP net loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$4.17 million (RMB25.94 million) in the first quarter of 2014, as compared to US$25.57 million in the fourth quarter of 2013 and US$2.32 million in the first quarter of 2013. The decrease in net loss as compared to the fourth quarter of 2013 was primarily attributable to the impairment charges of US$6.23 million and US$20.99 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, partially offset by an associated income tax benefit of US$4.83 million for the fourth quarter of 2013.

Net loss per basic and diluted ADS was US$0.09 (RMB0.58) in the first quarter of 2014, as compared to US$0.57 in the fourth quarter of 2013 and US$0.04 in the first quarter of 2013. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.3 million in the first quarter of 2014, 47.3 million in the fourth quarter of 2013 and 47.3 million in the first quarter of 2013.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), and other non-operating items, was US$4.18 million (RMB25.95 million) in the first quarter of 2014, as compared to adjusted EBITDA loss of US$30.99 million in the fourth quarter of 2013 and US$2.04 million in the first quarter of 2013. Adjusted EBITDA loss for the fourth quarter of 2013 is larger than non-GAAP net loss as described previously due to the exclusion of the income tax benefit recorded in the fourth quarter of 2013.

As of March 31, 2014, the Company had US$4.45 million (RMB27.65 million) in cash and cash equivalents, compared to US$1.67 million as of December 31, 2013. The increase was primarily attributable to US$2.50 million (RMB15.55 million) of net cash provided by operating activities, as a result of the collection of significant amounts of receivables from Shengyue in the first quarter of 2014.

Liquidity and Going Concern

Substantial doubt exists as to the Company’s ability to continue as a going concern, primarily due to (1) uncertainties of cash collection associated with the revenue sharing cooperation with Qinhe and the new advertising agency agreement with Shengyue; (2) uncertainties associated with the Company’s cost reduction measures, including improving the efficiency of CDN network to reduce infrastructure costs, as well as reducing the content acquisition costs; (3) uncertainties as to the availability and timing of additional financing with terms acceptable to the Company.

The unaudited consolidated financial statements included in this news release do not include any adjustments that might result from the outcome of these uncertainties and were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Recent Business Developments

Advertising Agency Agreement with Shengyue

On March 31, 2014, the Company’s previous advertising agency agreement with Shengyue, which originally expired on December 31, 2013 and was amended and restated for an additional period of three months spanning the first quarter of 2014, expired and was not renewed. Shengyue, as of April 10, 2014, is no longer owned by Shanda Interactive and is currently an independent third party. In addition, on April 30, 2014, the Company entered into a new advertising agency agreement with the new non-related party Shengyue following Shengyue’s change in ownership. The minimum guarantees amount under this new agreement is substantially lower than the minimum revenue guarantees under the previous advertising agency agreement with Shengyue prior to March 31, 2014. This new advertising agency agreement is effective from April 25 and will expire on December 31, 2014.

Share Transaction between Shanda and Mr. Xudong Xu

On March 31, 2014, the Company’s controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, entered into a share purchase agreement with Mr. Xudong Xu to sell 1,938,360,784 ordinary shares (approximately 41% of the Company’s issued and outstanding ordinary shares) to Mr. Xu, the founder and controlling shareholder of Sky Profit Limited, a Caymans Islands company engaged in online business ventures (the “Transaction”).

On April 3, 2014, the transfer of the ordinary shares was completed. The aggregate consideration for these ordinary shares was US$47.4 million. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a pledge of all of the Company’s ordinary shares beneficially owned by Mr. Xu. Mr. Xu has also provided powers of attorney over the shares to Shanda Interactive. The powers of attorney over the shares can be exercised after occurrence of an event of default which is continuing.

On April 3, 2014, in connection with the acquisition of shares by Mr. Xu, Shanghai Shengda Network Development Co., Ltd. (“Shanghai Shengda”), Shanda Media’s affiliate, entered into agreements to provide a loan of RMB20.0 million to the Company. This loan does not bear any interest and was due on April 2, 2015. The loan was immediately forgiven in order to satisfy one of the closing conditions under the share purchase agreement; therefore, this amount will be reflected as an increase in the Company’s equity capital (additional paid in capital) in the second quarter. In partial exchange therefore, a related party receivable from Hurray! Media Co., Ltd., a wholly owned affiliate of Shanda, amounting to US$1,246,641, was waived by the Company and this amount will also be reflected as a charge to the Company’s additional paid in capital in the second quarter. On April 10, 2014, the Company received the monies from Shanghai Shengda.

As part of the Transaction, Mr. Xu has undertaken in the share purchase agreement to procure additional equity or debt financing in the amount of no less than US$10.0 million by October 30, 2014. There is no guarantee as to if and when this financing will occur and none has yet been procured. The uncertainties surrounding the successful consummation, if at all, of this financing (or of any other financing) may further exacerbate the Company’s liquidity challenges and deficit position and cast further doubt on the Company’s ability to continue as a going concern.

Headcount Reduction Plan

On April 22, 2014, the Company filed a plan with relevant authorities to reduce its headcount by approximately 40% in various departments in order to reduce future operating cash outflows. The Company may incur additional severance costs in relation to headcount reductions; however, as the Company’s agreements with affected employees do not contain explicit severance formulae, the amounts may vary and are currently not estimable.

Revenue Sharing Cooperation with Qinhe

On April 30, 2014, the Company entered into an agreement with Qinhe, a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. This agreement stipulates that the Company will assist Qinhe by providing online game marketing services. Qinhe will share a portion of its profits that are generated from the Company’s video viewers who play Qinhe’s games after linking to them through advertisements on the Company’s websites. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Company has provided these game marketing services to Qinhe from April 3, 2014 onward. This agreement expires on March 31, 2015.

On May 4, 2014, the Company entered into a separate agreement with Qinhe to provide interactive entertainment marketing services under a similar arrangement to that described above. Pursuant to this agreement, the Company will share a certain percentage of Qinhe’s revenues generated from its video viewers who visit the iSpeak platform by linking thereto from advertisements on the Company’s website and spend monies with iSpeak. On May 4, 2014, the Company started to provide these marketing services to Qinhe. This agreement expires on May 3, 2015.

Loan from Related Party

On May 19, 2014, Shanghai Shengda entered into agreements to provide a loan of RMB21.4 million to the Company. This loan does not bear any interest and is due within twelve months. However, similar to the previous forgiven loan of RMB20.0 million in early April, this loan was immediately forgiven. In partial exchange, related party payables to certain companies under the common control of Shanda, amounting to RMB5.3 million, were offset against this loan. The benefit from the forgiven loan will be reflected as an increase in the Company’s equity capital (additional paid in capital). On May 30, 2014, the Company received the net amounts of RMB16.1 million from Shanghai Shengda.

Share Repurchase Program of 2011

Pursuant to a share repurchase program announced on December 30, 2011, the Company’s Board of Directors have authorized the Company to repurchase up to an aggregate of US$3.2 million of its outstanding ADSs from time to time following the date thereof, based on market conditions. As of March 31, 2014, the Company has repurchased 157,567 ADSs from open market under this program. There were no share repurchases in the first quarter of 2014.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User -Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Shengyue and its new business arrangements with Qinhe; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss and non-GAAP net loss as the respective nearest comparable GAAP financial measure excluding expenses (benefits) associated with share-based compensation. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2013	March 31, 2014	March 31, 2014
	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,671	4,448	27,651
Accounts receivable, net	65	37	230
Accounts receivable due from related parties	6,522	1,460	9,076
Prepaid expenses and other current assets	386	366	2,275
Other receivables due from related parties	1,787	1,347	8,373
Total current assets	10,431	7,658	47,605
Non-current assets:
Deposits	339	330	2,051
Property and equipment, net	1,368	1,034	6,428
Acquired intangible assets, net	—	—	—
Goodwill	—	—	—
Total non-current assets	1,707	1,364	8,479
TOTAL ASSETS	12,138	9,022	56,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,976	4,332	26,929
Accounts payable due to related parties	547	483	3,003
Accrued expenses and other current liabilities	7,187	7,761	48,245
Other payables due to related parties	375	375	2,331
Total current liabilities	12,085	12,951	80,508
Non-current deferred tax liabilities	—	—	—
Total liabilities	12,085	12,951	80,508
Shareholders’ equity/(deficit):
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,730,648,360 shares and 4,730,648,360 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	236	236	1,467
Additional paid-in capital	178,195	178,435	1,109,223
Accumulated deficit	(176,368)	(180,781)	(1,123,807)
Accumulated other comprehensive loss	(2,010)	(1,819)	(11,308)
Total shareholders’ equity/(deficit)	53	(3,929)	(24,424)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	12,138	9,022	56,084

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except	For the Three Months Ended
for number of shares and ADS and per share and per ADS data)	March 31, 2013		December 31, 2013		March 31, 2014		March 31, 2014
	US$		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Advertising
Third parties	129		131		102		634
Related parties	2,939		3,120		2,704		16,809
Total revenues	3,068		3,251		2,806		17,443

Cost of revenues:
Advertising
Third parties	3,133		5,118		3,712		23,075
Related parties	—		146		229		1,424
Total cost of revenues	3,133		5,264		3,941		24,499

Gross loss	(65)		(2,013)		(1,135)		(7,056)

Operating expenses:
Product development	351		1,130		880		5,470
Sales and marketing	300		100		454		2,822
General and administrative	1,618		2,471		2,251		13,993
Impairment for goodwill and intangible assets	—		27,226		—		—
Total operating expenses	2,269		30,927		3,585		22,285

Operating loss	(2,334)		(32,940)		(4,720)		(29,341)

Interest income	30		10		5		31
Other income	648		1,328		302		1,877
Interest expenses	(16)		—		—		—
Loss before income tax expense	(1,672)		(31,602)		(4,413)		(27,433)

Income tax benefit	—		4,826		—		—

Net loss	(1,672)		(26,776)		(4,413)		(27,433)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.01)	US$	(0.00)	RMB	(0.01)

Loss per ADS - basic and diluted
Net loss	US$	(0.04)	US$	(0.57)	US$	(0.09)	RMB	(0.58)

Weighted average shares used in per share calculation - basic and diluted	4,731,798,773		4,727,403,795		4,730,648,360		4,730,648,360
Weighted average ADSs used in per ADS calculation - basic and diluted	47,317,988		47,274,038		47,306,484		47,306,484

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended
(Amounts in thousands)	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	US$	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(1,672)	(26,776)	(4,413)	(27,433)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expenses (benefits)	(647)	1,207	240	1,492
Depreciation and amortization	937	739	305	1,896
Impairment of intangible assets	—	20,993	—	—
Impairment of goodwill	—	6,233	—	—
Deferred tax benefit	—	(4,826)	—	—
Provision for Seed Music receivable (related party)	—	980	—	—
Bad debt provision (reversal)	(97)	28	—	—
Gain on derecognition of aged operating liabilities	(308)	(2,133)	(92)	(572)
Exchange losses (gains)	(46)	102	54	336
Gain on disposal of property and equipment	(13)	(88)	—	—
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	152	(72)	27	168
Prepaid expenses and other current assets	161	47	20	124
Amount due from related parties	(1,215)	(984)	4,947	30,753
Deposits and other non-current assets	—	25	—	—
Accounts payable	673	556	559	3,475
Accrued expenses and other current liabilities	(2)	(747)	714	4,438
Amount due to related parties	(194)	254	140	870
Net cash provided by (used in) operating activities	(2,271)	(4,462)	2,501	15,547
Cash flows from investing activities:
Purchases of property and equipment	(41)	—	(192)	(1,194)
Proceeds from disposal of property and equipment	—	96	—	—
Repayment of loans to related parties under common control by Shanda	3,300	—	484	3,009
Net cash provided by investing activities	3,259	96	292	1,815
Cash flows from financing activities:
Repurchase of ordinary shares	(41)	—	—	—
Proceeds from exercise of stock options	—	41	—	—
Repayment of loans from related parties under common control of Shanda	(3,210)	—	—	—
Net cash provided by (used in) financing activities	(3,251)	41	—	—
Effect of exchange rate changes on cash and cash equivalents	3	(95)	(16)	(99)
Net increase (decrease) in cash and cash equivalents	(2,260)	(4,420)	2,777	17,263
Cash and cash equivalents, beginning of period	13,071	6,091	1,671	10,388
Cash and cash equivalents, end of period	10,811	1,671	4,448	27,651

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.                    Non-GAAP Gross Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Gross loss	(65)	(2,013)	(1,135)	(7,056)
Add back: expenses (benefits) associated with share-based compensation	(197)	354	36	224
Non-GAAP gross loss	(262)	(1,659)	(1,099)	(6,832)

2.                    Non-GAAP Operating Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Operating expenses	2,269	30,927	3,585	22,285
Deduct: expenses (benefits) associated with share-based compensation	(450)	853	204	1,268
Non-GAAP operating expenses	2,719	30,074	3,381	20,017

3.                    Non-GAAP Product Development Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Product development expenses	351	1,130	880	5,470
Deduct: expenses (benefits) associated with share-based compensation	(161)	138	27	168
Non-GAAP product development expenses	512	992	853	5,302

4.                    Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Sales and marketing expenses	300	100	454	2,822
Deduct: expenses (benefits) associated with share-based compensation	(60)	95	3	19
Non-GAAP sales and marketing expenses	360	5	451	2,803

5.                    Non-GAAP General and Administrative Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
General and administrative expenses	1,618	2,471	2,251	13,993
Deduct: expenses (benefits) associated with share-based compensation	(229)	620	174	1,081
Non-GAAP general and administrative expenses	1,847	1,851	2,077	12,912

6.                    Non-GAAP Operating Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Operating loss	(2,334)	(32,940)	(4,720)	(29,341)
Add back: expenses (benefits) associated with share-based compensation	(647)	1,207	240	1,492
Non-GAAP operating loss	(2,981)	(31,733)	(4,480)	(27,849)

7.                    Non-GAAP Net Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Net loss	(1,672)	(26,776)	(4,413)	(27,433)
Add back: expenses (benefits) associated with share-based compensation	(647)	1,207	240	1,492
Non-GAAP net loss	(2,319)	(25,569)	(4,173)	(25,941)

8.                    Adjusted EBITDA Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	US$	US$	US$	RMB
Net loss	(1,672)	(26,776)	(4,413)	(27,433)
Add back (deduct):
Interest income	(30)	(10)	(5)	(31)
Interest expenses	16	—	—	—
Income tax benefit	—	(4,826)	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	937	739	305	1,896
EBITDA loss	(749)	(30,873)	(4,113)	(25,568)

Adjustments:
Share-based compensation	(647)	1,207	240	1,492
Other income	(648)	(1,328)	(302)	(1,877)
Adjusted EBITDA loss	(2,044)	(30,994)	(4,175)	(25,953)

*              For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Chief Financial Officer

Date: June 13, 2014